Leonard J. Brandt
July 20, 2009
VIA EDGAR AND VIA FACSIMILE [(202) 772-9203]
Mellissa Campbell Duru
Special Counsel
Officer of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	CNS Response, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed July 1, 2009 by Leonard J. Brandt
Preliminary Consent Solicitation Statement on Schedule 14A filed July 1, 2009 by Leonard J. Brandt
Dear Ms. Duru:
This letter, in addition to a Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and a Revised Preliminary Consent Solicitation Statement on Schedule 14A (the “Revised Consent Solicitation Statement”), are being concurrently filed in order to address your comments. The following are my responses to your comments dated July 10, 2009:
Revised Preliminary Proxy Statement on Schedule 14A
1. To avoid duplicative comments, please make corresponding revisions in response to comments on the proxy statement to the extent such comments are applicable to analogous or identical disclosure in the consent solicitation statement.
Thank you, and all applicable corresponding revisions have been made and noted herein.

2. We refer you to the Forms 8-K filed by the Company on July 1 and July 9, 2009. As noted therein, the company has indicated its views on the validity of the actions you have engaged in to date as they pertain to your ability to call a special meeting. Please address the statements made by the company and set forth the provisions of the company’s constitutive documents and/or state law that you believe permit you to legally call a special meeting.
The comment refers to the ability to call a special meeting; therefore, the additional disclosure requested has been placed only in the Revised Proxy Statement. The additional disclosure, which is found at page 5, reads as follows:
BACKGROUND OF CALL FOR SPECIAL MEETING
Section 210(d) of the Delaware General Corporation Law provides, “Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.” Article 1, Section 1.3 of the Company’s Bylaws as in effect at the time that the meeting was called provided that “special meetings of stockholders may be called at any time by ... the holders of not less than one-fourth (1/4) of all the shares entitled to vote at the meeting.”
Accordingly, on June 19, 2009 Leonard J. Brandt delivered to the Company a notice signed by himself as well as EAC Investment Limited Partnership, Carolina Brandt, Rayanne Brandt and Eleanor Brandt, holders of record of at least 6,388,837 shares in total (25.3% of the outstanding stock) on June 19, 2009, that they had called a special meeting of the Company’s stockholders. The number of shares and percentage of outstanding stock is determined according to a stockholder list provided by the Company dated June 19, 2009 and showing that there were 25,299,547 shares of Common Stock outstanding as of that date. However, in fact on June 9, 2009 Mr. Brandt had exercised a stock purchase warrant held by him and thus purchased 607,900 shares of Common Stock from the Company that were not yet reflected on the Company’s stockholder list. Also, on June 19, 2009, immediately before delivering the notice that a special meeting was called, Mr. Brandt exercised a stock option held by him and thus purchased 2,124,720 shares of Common Stock from the Company.
Mr. Brandt also caused notice of the meeting to be mailed to all stockholders of record at their addresses listed on the stockholder list of the Company.
On June 26, 2009, Mr. Brandt delivered to the Company a notice that modified the place for holding the special meeting that was previously called. The reason for changing the meeting place was that the Company’s registered office is designated by the Bylaws of the Company as the appropriate meeting place. In June 2009, the Company changed the registered office it had used since inception, and Mr. Brandt became aware of this change after the meeting was just called. Therefore he delivered another notice to the Company indicating the address of the new registered office as the new meeting place. The notice also deferred the meeting date to accommodate the mailing of new meeting notices to stockholders. Mr. Brandt caused a revised notice of the meeting to be mailed to stockholders. Also of June 26, 2009, Mr. Brandt delivered to the Company a notice signed by the same persons that they had called an additional special meeting. As of the date of delivery of this notice, Mr. Brandt’s stock ownership had increased by an additional 2,124.740 shares by virtue of his exercise of stock options on June 19, 2009.

Mr. Brandt does not at this time have access to a stockholder list as of June 26, 2009, but believes the persons who called the meeting held, just as they did at July 19, 2009, more than 25% of the outstanding stock at that time.
Both calls for a special meeting were the same other than the earlier one set a date and time and the second stated that the date of the meeting would be the tenth calendar day after Mr. Brandt files a definitive proxy statement with the Securities and Exchange Commission. This statement relates to whichever of the special meetings is validly held first and at which a quorum is present.
DISPUTE BY INCUMBENT BOARD OF SPECIAL MEETING
The Company sought a temporary restraining order in the Delaware Court of Chancery to prevent the meeting from being held. The Company’s motion for a restraining order was denied by the Delaware Court of Chancery.
The Company asserted , among other things, in the litigation in Delaware that the call of a special meeting was invalid because it would be inequitable to allow a meeting to go forward. The Delaware court explicitly declined to prohibit the meeting from going forward.
Mr. Brandt believes that the stockholders have acted in full compliance with the Bylaws in calling a stockholder meeting. Section 1.2 of the Company’s Bylaws authorized the stockholders to call a special meeting for the purpose of electing directors in the event that the Board fails to hold an annual meeting “on the second Tuesday of the third month after the end of the Corporation’s fiscal year” The failure of the Company to have held an annual meeting before the special meeting in undisputed.
One of the arguments the Company made is that a meeting on 10-day notice, although satisfying the Bylaws and the corporate laws, could lessen participation in the meeting and could lessen the Company’s ability to solicit proxies in opposition to Mr. Brandt. In similar circumstances, the Delaware Court of Chancery has declined to enjoin a stockholder vote authorized by and in full compliance with the corporation’s bylaws. For example, in American Hardware Corp. v. Savage Arms Corp., 135 A.2d 725, 726 (Del. Ch. 1957), affd, 136 A.2d 690 (Del. 1957), the plaintiff sought a restraining order to postpone the special meeting of stockholders, which was noticed in full compliance within the 10-day notice provision in the company’s bylaws. As the Company argued in the Delaware case, the plaintiff in American Hardware argued that “the notice time [was] too short” to allow the plaintiff to solicit proxies. In denying the plaintiffs application, the Court explained that no authority existed which “would entitle the court to interfere where the notice is in accordance with all statutory and by-law provisions.” On appeal, the Supreme Court of Delaware affirmed, noting that “[t]his is no case of disregard of the by-law; the by-law was complied with.” It further recognized that “[i]f plaintiffs’ argument were accepted, the courts could be required, in every case such as this, to override the by-law... and fix the length of the notice.” Finally, the court observed that “[t]here is nothing unusual about a ten-day notice provision” and “the circumstances of a proxy contest in itself furnishes no sufficient reason for the courts to interfere.” Like the plaintiff in American Hardware, the Company sought to postpone the meeting to prolong the time during which it may solicit proxies. It cannot, however, as the Delaware Supreme Court recognized in American Hardware, escape the implications of the bylaw’s 10-day notice provision with which the Company was aware and Mr. Brandt and the other stockholders who called the meeting have fully complied.
The Company’s protestations about its inability to comply with the Federal Securities laws also failed to establish a credible basis for enjoining the stockholder meeting. The Delaware Court of Chancery has rejected similar arguments in the past. For instance, in Newcastle Partners, L.P. v. Vesta Ins. Group, Inc., 887 A.2d 975, 981-82 (Del. Ch. 2005) (the Delaware Supreme Court concluded that the setting of a meeting of stockholders “is paradigmatically within the internal affairs doctrine” and that SEC Rule 14(c) does not “interfere with the power of state courts to require that stockholder meetings be held in accordance with the requirements of state corporation law.”) In Esopus Creek Value LP v. Hauf, 913 A.2d 593, 606 (Del. Ch. 2006) the Delaware Court of Chancery applied the same principles to SEC Rule 14(a).
The Company made other allegations about the notice delivered to the Company to call the meeting, asserting that certain technical requirements exist for a meeting notice. The Company stated that the notice given to the Company also (i) should have been addressed or sent to the stockholders of the Company, (ii) should not have mentioned participation by telephone, and (iii) should have specified a record date. As for those objections—
The Bylaws do not specify where to address or deliver a notice that a meeting has been called. Mr. Brandt provided a signed document to the Company for its records, and the document was signed by stockholders holding the requisite amount of stock. The assertion that this must be addressed to the stockholders has no basis in the Bylaws. Notice to stockholders of the meeting is of course required, but the Bylaws are explicit about requiring that the notice to stockholders state the time, date, place and general purpose of the meeting, but not more. For instance, the Bylaws do not recognize that the person(s) calling the meeting be identified in the notice.

The notice calling the meeting did state that “stockholders can attend the meeting by telephone”; however, telephonic attendance at a meeting is within the Board’s discretion to permit or refuse. Therefore, the incumbent Board received a statement that attendance by telephone will be permitted, and the Board refused to permit it. The Board was not misled or harmed by the statement. Meeting notices sent to stockholders did not contain the statement. In any event, a right to call a meeting should not be lost on account of a technical disagreement with one nonessential sentence in a notice to the Company. Moreover, knowing that the Board might not take any action to permit or facilitate telephonic attendance at the meeting, the notice also clearly stated that each item, such as the item stating that telephonic attendance would be allowed, was severable of all others, and any invalid statement would be deemed excised without affecting the other statements in the call for meeting.
The call for meeting did not specify a record date because it is not in the discretion of stockholders to set a record date for a meeting under the Delaware General Corporation Law or the Company’s Bylaws, which both provide that the record date for a stockholders’ meeting either can be set by the Board, subject to certain legal restrictions, or, if not set by the Board, would be set by law as the date immediately before notice of the meeting is given. The date notice would be given was both undetermined and undeterminable by the stockholders at the time of calling the meeting. The argument that the stockholders should know and state the record date in another red herring argument against the stockholders’ ability to call a special meeting.
The Company also asserts that there were technical deficiencies in the notices given to stockholders of the time, date, place and general purpose of the special meeting.

The special meeting was and may again be noticed in accordance with the Company’s Bylaws and the Delaware General Corporation Law. Article 1, Section 1.4 of the Company’s Bylaws provides, “The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.” Section 222(a) of the Delaware General Corporation Law provides, “Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
The Company asserted in the litigation in Delaware that notice of a meeting should be invalidated unless it also contains (i) an identification of the sender of the notice, (ii) an identification of any nominees for election, (iii) a specification of the number of directors to be elected, (iv) a description of how proxies would be solicited, (v) a statement of the number of shares outstanding and the number of shares constituting a quorum, or (vi) a designation of which directors would serve on which committees and their qualifications to serve on each. A notice of meeting merely informs stockholders of the time, date, place and general purpose of a meeting, the only information prescribed by the Delaware General Corporation Laws and the Bylaws of the Company.
The Company has also alleged in the Delaware court that “The information detailed [in the previous paragraph in items (i) through (vi)] is a portion of the information required to be provided to stockholders of a public company. However, this statement is intended to include all such information and is intended to be provided by Mr. Brandt to all people solicited by him. The Company’s assertion that stockholders are entitled to receive such information with the notice of the meeting is misguided because the notice of meeting is not a proxy solicitation, as the terms proxy and solicitation are defined in the Rules promulgated under Section 14(a) of the Securities Exchange Act of 1934. As admitted by the Company’s pleadings, “The Notice does not disclose any means for soliciting proxies. It provides no process for voting and no procedure for submitting votes by proxy.” As further admitted, the notice did not even identify the sender and could not elicit anyone to respond, much less lead to giving a proxy.
In the Delaware case and in the similar case filed by the Company in Federal District Court, the Company also alleges that Mr. Brandt and EAC solicited proxies from more than 10 persons. Rule 14a-2(b)(2) exempts “Any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.” First, Mr. Brandt believes that EAC did not solicit a proxy from anyone. As for Mr. Brandt, he denies that the Company would be entitled to an injunction. Mr. Brandt believes that he has appropriately solicited proxies in accordance with that exemption.

Moreover, Mr. Brandt has filed this proxy statement with the Securities and Exchange Commission and intends to deliver a definitive copy hereof to each person from whom he solicits proxies. Indeed, the proxy statement was filed before the Company filed either the complaint in Delaware or the complaint in Federal Court. Mr. Brandt has also filed a similar consent solicitation statement with the Securities and Exchange Commission. In Cook United, Inc. v. “Stockholders Protective Committee of Cook United, Inc.”, et al., 79 Civ. 2189 (JMC), May 21, 1979, the Federal District Court dismissed a complaint for injunction brought by Cook United, Inc. against the “Stockholders Protective Committee of Cook United, Inc” The plaintiff claimed that the total number of persons solicited was more than 10. After the defendants allegedly solicited 13 persons, the defendants submitted proxy materials to the SEC and distributed them to the stockholders solicited. The Court concluded, “It therefore appears that the proxy statements, mailed by the Committee on or about May 11, cured any defect in the original solicitation.” In Pantry Pride, Inc. v. Rooney, et al, 598 F.Supp. 891, (SD. NY 1984), the court, in an analogous situation, concluded that “ There has been no showing that anyone was misled by the alleged solicitation of the eleventh shareholder. Although the conversations and statements may have been calculated to result in the withholding of support for plaintiff’s slate, the Committee’s proxy statement combined with the ample time and enormous discovery in this matter have cured any defects in the original solicitation. The purpose of court-sanctioned enforcement of nonsolicitation provisions is not to frustrate shareholders who wish to exercise their franchise in favor of a proposed change in management, but rather, to ensure that adequate information is disclosed.” In Studebaker Corp. v. Gittlin, 360 F.2d 692 (2d Cir. 1966), a case where the defendant had been found to have solicited more than 10 persons and had not yet filed a proxy statement , an injunction was granted, but only until the defendant could show compliance with the requirements to file a proxy statement and distribute it.
The Company also asserts that an injunction is appropriate because Mr. Brandt and EAC each allegedly filed late an amendment or an original filing of a Schedule 13D, report of beneficial ownership. Mr. Brandt believes that the Schedules 13D do not materially change the mix of information that was known to the persons whom he solicited. Moreover, each of Mr. Brandt and EAC had filed its Schedule 13D, and Mr. Brandt believes that each Schedule 13D amply discloses the beneficial ownership and intentions with respect to, in Mr. Brandt’s case, soliciting proxies, and in EAC’s case, intending to vote, for replacement of the incumbent Board. In the Pantry Pride v. Rooney case, as cited above, the court stated “Initially, the Court notes that even if plaintiff proved materially misleading statements or omissions in a shareholder’s 13D filing, proper relief on these facts would be a curative disclosure, not a preliminary injunction. See Rondeau v. Mosinee Paper Co., 422 U.S. 49, 57-65, 95 S.Ct. 2069, 2075-79, 45 L.Ed.2d 12 (1975); Treadway Companies, Inc. v. Care Corp., 638 F.2d 357, 380 (2d Cir.1980).”

The Company has also alleged in Delaware that a stockholders’ special meeting should not be held because the Company’s Board now has set a time and date of the next annual meeting — in September 2009. The Delaware courts, as described above, do not invalidate bylaw and statutory provisions allowing stockholder meetings to be called and held on 10-days notice on the basis of another meeting that a corporation plans to hold.
The Company also asserted that the meeting place of the called special meeting is inconvenient to the stockholders and therefore that some of the stockholders would not have an opportunity to attend and to vote. Actually, the meeting place must be established in accordance with Section 1.1 of the Bylaws, and the stockholders have no power to choose the meeting place. As it happened in this case, the Board did not select a meeting place for the special meeting, and therefore the meeting place could only be at the registered office of the Company in Delaware. The incumbent Board of Directors might have chosen a different place for the special meeting, as the Bylaws authorized them to do. The Board could have could have chosen to establish that the meeting would be held at its office in California, for instance in order to facilitate attendance. In the absence of that, the Bylaws set the meeting place. The Board could also have allowed telephonic participation to help facilitate attendance if this were of sufficient concern to the incumbent Board.
Cover Page
3. We refer you to Item 4 of the Schedule 13D filed by EAC Investments, Inc. on June 30, 2009. Disclosure therein notes that “Brandt and EAC” have called a special meeting of shareholders of the company. Based on such disclosure, it would appear that EAC Investments, Inc. and certain of its affiliates are participants in the current solicitation. Refer to the definition of participant in Instruction 3 to Item 4 of Schedule 14A. Please revise to provide the required participant disclosure or advise.
I have read and understand the definition of “participant” and “participant in the solicitation.” EAC Investments, Inc. and its affiliates (collectively, “EAC”) are not participants in my solicitation.
Instruction 3 to Item 4 of Schedule 14A reads in pertinent part as follows:
(a) The terms “participant” and “participant in a solicitation” include the following:
(i) The registrant;

(ii) Any director of the registrant, and any nominee for whose election as a director proxies are solicited;
(iii) Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group;
(iv) Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants;
(v) Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and
(vi) Any person who solicits proxies.
I asked EAC to sign the document that called special meetings, and I asked EAC to give me a proxy, in reliance on the exemption for soliciting no more than 10 people. I have not asked EAC to help me beyond that and I have not received any other help from EAC. EAC has not and shall not solicit proxies, and I have been and will continue to be soliciting all the proxies on my own, without EAC’s assistance. I have not formed a committee. Further, EAC has not, directly or indirectly, taken the initiative in organizing, directing, or arranging for the financing of my solicitation of proxies. In addition, EAC has not provided any financing, loans or credit for my solicitation or my acquisition of any securities of the Company. EAC has at my request merely exercised its right as a stockholder to approve the call for a special meeting of stockholders and given me its proxy, neither of which should be a sufficient basis to consider EAC a participant.
4. We refer you to our previous comment. Please provide your analysis of whether a group as defined in Rule 13d-5 of the Exchange Act of 1934 has been formed between EAC and the Brandt participants and whether such formation triggered a filing obligation pursuant to Section 13(d) and Rule 13d-1 of the Exchange Act of 1934.

EAC and I do not together constitute a group as defined in Rule 13d-5 because of EAC and me has unfettered discretion to act independently concerning voting our respective shares of CNS Response, Inc., whether to hold them or dispose of them, or whether to acquire more securities of CNS Response, Inc. EAC and I merely called for the special meeting of stockholders. Rule 13d-5(b)(1) provides that “When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the [Securities Exchange] Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons.” This Rule was adopted under Section 13(d) of the Securities Exchange Act, which provides that when two or more persons “act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed a ‘person’ for the purposes of this subsection.” In Rosen v. Brookhaven Capital Management Co., Ltd., 113 F.Supp.2d 615 (S.D.N.Y.,2000), the court described these provisions as follows, “Under the concept described by these provisions, the group comes about by virtue of a direct or indirect agreement by two or more persons to act together with respect to the shares of a particular issuer each member of the group beneficially owns.”
EAC and I have had no agreement whatsoever to act together with respect to acquiring, voting, holding or disposing of shares or other securities of CNS Response, Inc. Neither EAC nor I is under any obligation or agreement with each other in respect of the shares or other securities of CNS Response, Inc. that each of us respectively owns.
General
5. You disclose that proxies will be voted at the discretion of the proxy holder on any matters that come before the Meeting. Please revise your disclosure on this page to clarify that proxies may only be voted at the discretion of the proponent on matters which the proponent did not know a reasonable time before the solicitation. Clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated. Please provide similar clarification on the form of proxy card. See Rule 14a-4 (c)(3).
In the Revised Proxy Statement at page 1, I have added the following disclosure:
Proxies may only be voted in the discretion of the holder of this proxy on matters that come before the meeting of which the person making this solicitation did not know a reasonable time before making this solicitation. The person making this solicitation will provide updated information on any such matter if he learns of such other matter a reasonable amount of time before the meeting such that supplemental soliciting materials could be disseminated.

6. In a separate section of the proxy statement, include a discussion of the background involvement of the participants with CNS Response, Inc., including any written or other contacts with representatives of the company.
I have added the following disclosure at page 16 of the Revised Proxy Statement and at page 10 of the Revised Consent Solicitation Statement:
Other Involvement or Contacts between the Company and Participants:
On May 6, 2009, Mr. Brandt delivered a letter to Sail Venture Partners concerning his position since the fall of 2008 favoring lower expenditures, especially a reduced commercialization budget and that commercialization before clinical trial’s results are published will result in unnecessary dilution of the Company’s stockholders.
On June 26, 2009, at a hastily convened board held within hours of the Company’s filing of the complaint in the Delaware Court of Chancery, the incumbent Board purported to amend Section 1.2 of its Bylaws to eliminate the stockholders’ future ability to call a meeting for the election of directors.
At the same meeting, Mr. Brandt read to the Board of Directors a statement concerning his reasons for calling this special meeting of the stockholders.
On July 3, 2009 and on July 12, 2009, a representative of Leonard Brandt appeared at a special meeting of stockholders and voted Leonard Brandt’s shares in favor of adjournments of the meeting to a later date and at the same place. Representatives of the Company also attended and registered their objection to the special meeting each time.
Dr. Bunney is currently a scientific advisor of the Company.
Mr. Murray was asked to consider standing for election as a Board member by the Board as of early 2009.
Mr. Yuhas has had informal discussions of participation on the Board with an incumbent Board member other than Mr. Brandt.
Mr. Goren is an informal advisor to the Company on genomic matters.
Mr. Yekutiel has been involved with NuPharm, which developed some of the technology that the Company is utilizing.
Of course, Mr. Brandt was the Company’s CEO until April 10, 2009. Mr. Brandt’s former employment and related matters are described elsewhere herein. See “Interests of Nominees”.

7. With a view towards revised disclosure, please supplementally advise us of the relationships between the participants inclusive of any relationships that may have existed prior to the current solicitation.
The participants have known one another through their relationships with CNS Response, Inc. Each participant’s material relationships, past or present, with CNS Response are already disclosed. The participants do not have any material relationships among one another, except as follows, which is disclosed at page 16 of the Revised Proxy Statement and at page 10 of the Revised Consent Solicitation Statement:
RELATIONSHIP BETWEEN NOMINEES
Andy Goren is a director, the President and a principal stockholder of PharmaGenoma, Inc. Mr. Brandt serves on the board of directors of that company. For details concerning the business of PharmaGenoma, please see the biography of Andy Goren.
8. Please revise and provide disclosure that explains to shareholders the reasons why you have chosen to solicit both proxies and consents and the consequences to them should they choose to submit a proxy versus a consent. For example, disclose the distinctions in the time actions taken by stockholders via written consent versus at a special meeting will be deemed effective under the company’s constitutive documents and state law. Also, clarify that a proxy card will not revoke a consent card and, conversely, that a consent card will not revoke a proxy card, regardless of the date each card is signed or delivered.
The following disclosure has been added at page 1 of the Revised Proxy Statement and at page 1 of the Revised Consent Solicitation Statement
Mr. Brandt is separately soliciting both proxies for a special stockholder meeting in lieu of an annual meeting and written consents of stockholders, each of which are intended to accomplish the same purposes.
The Company has challenged the validity of the special meeting called by Mr. Brandt, and bases challenges to the special meeting on a supposed belief in an interpretation of its Bylaws that allows the Company to dictate the timing of special meetings, and, therefore, Mr. Brandt is also soliciting written consents because they can accomplish the same ends without being subject to challenges based on the Company’s interpretation of its Bylaws. In fact, Delaware corporations cannot limit the use of written consents by adopting contrary bylaws, and the only effective limitations on written consents would be set forth in the certificate of incorporation, and cannot be adopted by the Board absent prior approval of its stockholders.

If you provide Mr. Brandt both a proxy card and a written consent, he will use each or both in the manner which he judges most effective to accomplish the goals of replacing the incumbent Board of Directors. Mr. Brandt will also, for your convenience, treat any timely revocation of one as a revocation of both.
Under the Delaware Corporation law and the Company’s Bylaws, votes represented by proxies will be counted at the earliest time when a quorum is present or represented by proxy at the special meeting. A quorum is a majority of the outstanding shares.
Under the Delaware Corporation law, written consents will take effect when written consents of a majority of the outstanding shares are delivered to the Company.
9. See our previous comment. We note that the consent solicitation contains an additional proposal related to the removal of all incumbent directors whereas the proxy statement does not. Given that this proxy statement does not include the proposal to remove the current directors, clarify how the election of four additional directors will be effected without the board size being increased. If you do add the proposal to remove the directors into this proxy statement, please clarify whether and how the proposal to elect your slate of nominees is necessarily conditioned upon the approval of the proposal to remove directors. Apply this comment also to the consent solicitation as necessary.
The Delaware corporation law conditions election of directors by written consent on the concurrent existence or creation of vacancies on the Board, through concurrent removal or otherwise. The same does not apply to election of directors either at an annual meeting or at a special meeting in lieu of an annual meeting. Please refer to the response to your comment #18 for a detailed explanation. Therefore, a proposal to remove directors is not mandatory in the Revised Proxy Statement but is mandatory in the Revised Consent Solicitation Statement.
For the reasons stated above and the response to comment #18, the approval of the slate of nominees at the special meeting in lieu of an annual meeting is not conditioned upon removal of incumbent directors.

The following disclosure at page 2 of the Revised Consent Solicitation Statement fully explains the effect of failure to approve the removal of directors:
If Proposal 1 is not approved, then incumbent directors would not be removed from the Board. The approval of Proposal 2, the election of the Nominees by written consent, will have no force or effect unless there are vacancies on the Board, such as those vacancies that would be created by approval of Proposal 1.
Quorum; Vote Required for Approval; Effect of Abstentions and Votes Against
Procedure to Vote, page 2
10. Please revise to specify a particular color of the proxy card to be used by persons who wish to provide you with their proxies and a different color for your consent solicitation card.
The Revised Consent Solicitation Statement now provides for a “blue” proxy card, and the Revised Consent Solicitation Statement now provides for a “pink” consent card.
11. In the form of proxy, you provide notice that the proxy authorizes the proxy holder to exercise cumulative voting rights in the event cumulative voting is “requested.” Based on the constitutive documents on file and proxy disclosure, the common stock does not appear to permit the exercise of cumulative voting rights. Accordingly, please remove this reference or advise to explain whether and under what circumstances pursuant to the company’s constitutive documents and/or state law, cumulative voting could be “requested” and permitted. Further, please file the most current version of the articles of incorporation or confirm that they have already been filed.
I have requested that CNS Response, Inc. provide me a copy of its California franchise tax return so that I may ascertain whether CNS Response, Inc. might be required to have cumulative voting, but CNS has refused my request to see the tax return. Therefore I do not know whether cumulative voting could apply. The charter documents do not provide for cumulative voting. If it applies at all, cumulative voting may apply pursuant to Section 2115 of the California Corporations Code, applicable only to foreign corporations with certain significant levels stock ownership, revenues, payroll and assets located in California.

The following disclosure was added at page 3 of the Revised Proxy Statement to describe cumulative voting and the possibility that cumulative voting may apply:
Holders of record of more than half of the Company’s Common Stock have addresses in California. Therefore, if the Company, on a consolidated basis with its California and Colorado subsidiaries, has the major amount of its revenues, assets and payroll in California, the Company could be required to have cumulative voting under the requirements of Section 2115 of the California Corporations Code, despite the fact that the Company is a Delaware corporation and its charter does not provide for cumulative voting. Mr. Brandt has requested California tax return information from the Company in order to determine whether cumulative voting would, if requested by a stockholder, be required under Section 2115. This information would be readily available to the Company and would be known by the Company, but the Company has chosen not to provide the information to Mr. Brandt. If any stockholder requests cumulative voting at the meeting, therefore, voting will be conducted both in the normal manner and, provisionally, on a cumulative voting basis. Provisional voting will either take effect or not, but will not take effect until the Company provides the information needed in order to determine whether cumulative voting is required by Section 2115 of the California Corporations Code, and will be given effect only if that provision of law so requires in the Company’s actual circumstances, when known.
In cumulative voting, each share of stock will be entitled to the number of votes equal to the number of Board seats to be filled at the meeting. The stockholder can either cast all of these votes for one candidate or apportion votes among more than one candidate in any manner. The nominees receiving the largest number of votes, up to the number of Board seats to be filled, will be elected. The proxies solicited hereby confer discretionary authority to cumulate votes if cumulative voting is requested at the meeting by any stockholder.
Persons Makings Solicitation, page 3
12. It appears that you intend to solicit proxies in person, via mail, email, facsimile, courier and delivery. Please advise us of whether you will solicit via the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
We have added Internet to the list of methods of soliciting in order to accommodate the mandatory Internet availability of solicitation materials mentioned in comment #13.
Yes, I confirm my understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

13. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www. sec.gov/rules/final/2007/34-56135.pdf.
Yes, I hereby confirm that will post my proxy materials as required at http://www.leonardjbrandt.com/proxy and my consent solicitation materials as required at http://www.leonardjbrandt.com/consent.
The Notice of Internet Availability of Proxy Materials regarding the meeting reads as follows:
Notice of Internet Availability of Proxy Materials
Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on [July  _____, 2009].
1. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.
2. The proxy statement is available at http://www.leonardjbrandt.com/proxy.
3. If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before [__________  _____, 2009] to facilitate timely delivery.
The Special Meeting of Stockholders in lieu of an Annual Meeting of CNS Response, Inc. will occur on __________  _____, 2009 at  _____, at the Office of United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, Delaware 19904.
Action will be taken on these matters—
Election of directors
Leonard J. Brandt is soliciting proxies and recommends a vote FOR the election of all his nominees— Leonard J. Brandt, William E. Bunney, Jr., M.D., William Murray, Mordechay Yekutiel, Andy Goren, Michael Yuhas.
The definitive proxy statement and proxy card, and all future solicitation materials of Leonard J. Brandt, are being made available at http://www.leonardjbrandt.com/proxy.
Holders of CNS Response, Inc. securities can request a copy of the proxy statement and form of proxy for the particular meeting to which the proxy materials being furnished relate by any of these methods: (A) toll-free at (877) 962-2288, (B) by email to lenproxy@leonardjbrandt.com, or (C) by requesting them at http://www.leonardjbrandt.com/proxy.

The form of proxy can be downloaded with the proxy statement by clicking the button entitled “Proxy Statement and Form of Proxy.” The form of proxy can then be printed, signed and delivered as indicated.
Holder of Common Stock of CNS Response, Inc. can obtain directions to be able to attend the meeting and vote in person (A) toll-free at (877) 962-2288, (B) by email to len@leonardjbrandt.com, or (C) by requesting them at http://www.leonardjbrandt.com/proxy.
The Notice of Internet Availability of Proxy Materials regarding the consent solicitation reads as follows:
Notice of Internet Availability of Proxy Materials
Important Notice Regarding the Availability of Proxy Materials for the Written Consent of Stockholders.
1. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.
2. The proxy statement is available at http://www.leonardjbrandt.com/consent.
3. If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before [July  _____, 2009] to facilitate timely delivery.
The written consent of stockholders will take effect as soon as consents signed by holders of a majority of the outstanding Common Stock received and delivered to CNS Response, Inc.
Action will be taken on these matters—
Removal of all of the incumbent directors, other than Leonard J. Brandt
Election of directors
Leonard J. Brandt is soliciting proxies and recommends a vote FOR the removal of all the incumbent directors and a vote FOR election of all his nominees— Leonard J. Brandt, William E. Bunney, Jr., M.D., William Murray, Mordechay Yekutiel, Andy Goren, Michael Yuhas.
The definitive proxy statement and consent card, and all future solicitation materials of Leonard J. Brandt, are being made available at http://www.leonardjbrandt.com/consent.

Holders of CNS Response, Inc. securities can request a copy of the proxy statement and form of consent to which the proxy materials being furnished relate by these methods: (A) toll-free at (877) 962-2244, (B) by email to lenconsent@leonardjbrandt.com, or (C) by requesting them at http://www.leonardjbrandt.com/consent.
The form of consent can be downloaded with the proxy statement by clicking the button entitled “Consent Solicitation Statement and Form of Consent.” The form of consent can then be printed, signed, dated and delivered as indicated on the form of consent itself.
Proposal 1
Election of Directors, page 3
14. In this section, clarify that the nominees have consented to be named in the proxy and agree to serve if elected. Refer to Rule 14a-4(d).
I have added the following disclosure at page 9 of the Revised Proxy Statement and page 4 of the Revised Consent Solicitation Statement:
The Nominees have consented to be named herein and have agreed to serve if elected.
15. Set forth the reasons supportive of your recommendation that shareholders vote for the five nominees listed in proposal 1. Similarly, please provide disclosure of any potential effects of each proposal, both positive and negative, on existing security holders of the company. Please apply this comment to the proposals in the consent solicitation statement.
The following disclosure containing reasons supportive of my recommendation of the nominees has been added at page 10 of the Revised Proxy Statement and at page 5 of the Revised Consent Solicitation Statement:
Reasons for Recommending the Nominees for Election
The Nominees are independent businessmen and scientists with enthusiasm and respect for the efforts of the Company and its stockholders, developers and managers.
All Nominees have been in a position of knowledge of the Company’s developments for some time. One (Dr. Bunney) is currently a scientific advisor of the Company, and one other (Mr. Murray) was asked to consider standing for election as a Board member by the Board as of early 2009. Another (Mr. Yuhas) has had informal discussions of participation on the Board with an incumbent Board member other than Mr. Brandt. Another (Mr. Goren) is an informal advisor to the Company on genomic matters. Another (Mr. Yekutiel) has been involved with NuPharm, that developed some of the technology that the Company is utilizing. Of course, Mr. Brandt was the Company’s CEO until April 2009.

Four of the Nominees (Messrs. Goren, Murray, Yuhas and Brandt) are or have been CEO’s of small health-technology companies whose experiences are directly relevant to the stage, size and issues confronting the Company.
The nominees are experienced in relevant technical fields—
Four of the Nominees are experienced in the field of medical devices—Messrs. Murray, Goren, Bunney and Brandt.
Four of the Nominees are experienced in the field of genomics—Messrs. Bunney, Goren, Murray and Brandt.
Three of the Nominees are experienced in the field of brain physiology—Dr. Bunney, Goren and Brandt.
Three of the Nominees are experienced in the field of psychopharmacology—Messrs. Bunney, Yuhas and Brandt.
Two of the Nominees are experienced in the field of healthcare reimbursement—Messrs. Murray and Yuhas.
Three of the Nominees are experienced in the field of behavioral health management—Messrs. Bunney, Yuhas and Brandt.
One of the Nominees is experienced in the filed of academic psychiatry—Dr. Bunney.
As for the proposal to elect the Nominees, the following disclosure was added at page 10 of the Revised Proxy Statement and at page 6 of the Revised Consent Solicitation Statement:
Potential Positive Effects of Approving the Proposal
Mr. Brandt believes that the stockholders of the Company will be served best by bringing in new perspectives on spending and financing.
If the Proposal is approved and the Nominees are elected, the Nominees intend, in general, to minimize the dilution to existing stockholders by raising lower amounts prior to the announcement of results of the clinical trials, to raise more significant amounts after the announcement of the clinical trial results at prices and on terms that are more favorable to the Company, and to attempt to renegotiate and, if unsuccessful, to consider challenging the recent transactions with interested persons.

Potential Negative Effects of Approving the Proposal
In the event the Nominees are elected, the incumbent Board, with the exception of Leonard Brandt, may continue, acting either in their individual capacities or purportedly on behalf of the Company, may challenge the election. The costs that the Company incurs in an election challenge could be significant.
On June 12, 2009, the Company borrowed $1,000,000 from John Pappajohn due and payable in one year, except that if an Event of Default occurs, John Pappajohn can demand payment immediately. One of the “Events of Default” would be if George Carpenter quits his position as CEO or is fired. Unfortunately, if Mr. Carpenter quits or is terminated before June 12, 2010, the effect under the debt to John Pappajohn would be an “Event of Default”. If the Nominees are elected, there is a risk that Mr. Carpenter might quit or be terminated as CEO resulting in an “Event of Default.” The Company’s indebtedness to Pappajohn would become due if Mr. Pappajohn demands immediate payment. The amount due would be $1,090,000 (including a $90,000 “premium” payable in lieu of interest).
On March 30, 2009, the Company borrowed $250,000 from Sail Venture Partners, and on May 14, 2009, the Company borrowed an additional $200,000 from Sail Venture Partners, and the total original principal amount plus interest is presently due and payable upon demand of Sail Venture Partners, a demand that Sail Venture Partners can make at any time. Since David B. Jones, an incumbent member of the Board, is an affiliate of Sail Venture Partners, Sail Venture Partners might demand repayment if Mr. Jones is replaced on the Board by one of the Nominees.
As for the intentions and present plans of the Nominees to address these issues, please see “THE NOMINEES’ INTENTIONS AND PRESENT PLANS.”
As for the proposal to remove the incumbent directors, the following disclosure was added at page 4 of the Revised Consent Solicitation Statement:
Potential Positive Effects of Approving the Proposal
The Proposal to remove the present incumbent directors (other than Mr. Brandt) only has a positive effect if the Proposal to elect the Nominees is also approved, in which case the Nominees will fill all of the existing Board seats and none of the incumbent directors (other than Mr. Brandt will continue to serve on the Company’s Board).

Also see Proposal 2—“Potential Positive Effects of Approving the Proposal.”
Potential Negative Effects of Approving the Proposal
In the event that the Proposal to remove the present incumbent directors (other than Mr. Brandt) is approved and if the Proposal to elect the Nominees is not approved, then Mr. Brandt will be the sole remaining director and will have the ability to fill all of the vacancies on the Board.
Also see Proposal 2—“Potential Negative Effects of Approving the Proposal.”
16. Revise to further clarify the consequences to shareholders who use your proxy to vote for five directors instead of the number of directors established by the Board if the number of directors remains at six. Please revise to adequately inform shareholders who use your proxy card or who sign your consent that they could be disenfranchised with respect to at least one director seat if the current Board size remains at six and if they return your card. Also disclose that you may not exercise discretionary authority to fill the remaining seat and that you cannot assure that the other director(s) would agree to serve if your slate wins.

The following disclosure was added at page 5 of the Revised Consent Solicitation Statement:
The number of authorized directors, also known as the number of seats on the Board, can be set or changed from time to time by the incumbent Board of Directors. To the best of Leonard Brandt’s knowledge, the number of seats on the Board is currently six (6), with five (5) seats filled and one vacancy authorized by the incumbent Board on April 10, 2009 when Daniel A. Hoffman was appointed or invited to the Board (although he either resigned or declined to become a director) or, if not earlier, on June 18, 2009 in connection with a proposal approved by a majority of the Board to appoint or invite John Pappajohn to the Board (although he has either resigned or declined to become a director). Mr. Brandt believes the vacancy continues to exist because he has no information concerning a subsequent Board resolution to reduce the number of seats, and also a representative of the Company has described to Mr. Brandt “an open invitation to John Pappajohn to join the Board.” Mr. Brandt’s information concerning Board resolutions is incomplete because the Company has declined Mr. Brandt’s request to be provided all of the minutes of the Board.
If the number of authorized directors at the time of the election exceeds the number of Nominees, then even if all the Nominees are elected, the seats on the Board that are in excess of the number of Nominees will continue to be filled by an incumbent director or, if vacant, will remain vacant until someone is validly elected or appointed to fill the vacancy or the number of seats is reduced by resolution of the Board. The holder of proxies solicited hereby will not have discretionary authority to vote for more than a total of the six (6) Nominees or substitute Nominees, and the holder of the proxy being solicited hereby cannot use discretionary authority to vote the proxies for other persons for those excess seats. Therefore any seats numbering in excess of six (6) may possibly be filled by the vote of stockholders or their proxies holding fewer shares than those held by persons supporting the nominees named herein. As the election of the Nominees by written consent involves the removal of all incumbent directors, with the exception of Leonard Brandt, then none of the incumbent directors could continue immediately following removal to hold a seat on the Board.
If the number of authorized directors at the time of the election is fewer than the number of Nominees, then the Nominees or other persons who receive the most consents will be elected, up to the number of seats to be elected.

The following disclosure was added at page 9 of the Revised Proxy Statement:
The number of authorized directors, also known as the number of seats on the Board, can be set or changed from time to time by the incumbent Board of Directors. To the best of Leonard Brandt’s knowledge, the number of seats on the Board is currently six (6), with five (5) seats filled and one vacancy authorized by the incumbent Board on April 10, 2009 when Daniel A. Hoffman was appointed or invited to the Board (although he either resigned or declined to become a director) or, if not earlier, on June 18, 2009 in connection with a proposal approved by a majority of the Board to appoint or invite John Pappajohn to the Board (although he has either resigned or declined to become a director). Mr. Brandt believes the vacancy continues to exist because he has no information concerning a subsequent Board resolution to reduce the number of seats, and also a representative of the Company has described to Mr. Brandt “an open invitation to John Pappajohn to join the Board.” Mr. Brandt’s information concerning Board resolutions is incomplete because the Company has declined Mr. Brandt’s request to be provided all of the minutes of the Board.
If the number of authorized directors at the time of the election exceeds the number of Nominees, then even if all the Nominees are elected, the seats on the Board that are in excess of the number of Nominees will continue to be filled by an incumbent director or, if vacant, will remain vacant unless or until someone is validly elected to fill the vacancy. Therefore, other persons who are nominated and elected with the next highest number of votes. The holder of proxies solicited hereby will not have discretionary authority to vote for more than a total of the six (6) Nominees or substitute Nominees, and the holder of the proxy being solicited hereby cannot use discretionary authority to vote the proxies for other persons for those excess seats. Therefore any seats numbering in excess of six (6) may be filled by the vote of stockholders or their proxies holding fewer shares than those held by persons supporting the nominees named herein. If the excess seats are not filled by any other persons who may be nominated and elected at the meeting, then incumbent directors could continue in office even though they receive no votes in their favor. In addition, incumbent directors could refuse to serve if nominated and could resign if their terms do not otherwise expire.
If the number of authorized directors at the time of the election is fewer than the number of Nominees, then whichever of the Nominees or other persons who receive the most votes will be elected, up to the number of seats to be elected.
17. Please see our previous comment. You should also revise to disclose in greater detail, the impact to shareholders if the Board increases the size of the Board and proposal 2 fails. That is, clarify the degree of the potential disenfranchisement shareholders could experience if the size of the Board is increased.
The following disclosure was added at page 10 of the Revised Proxy Statement and at page 5 of the revised Consent Solicitation Statement:
The more that the incumbent Board increases the number of authorized directors and fills the seats before the election, the greater the degree of disenfranchisement that would be suffered by the stockholders approving this Proposal. For instance, if the incumbent Board raises the number of authorized directors to fifteen (15) and fills all those seats before the election, then the stockholders approving this Proposal could elect directors to fill, at most, only six (6) (a minority) of the fifteen (15) seats.

18. Explain how the election of Mr. Brandt will be accomplished. We note that Mr. Brandt is not being removed pursuant to the removal proposal of the consent solicitation statement, thus he will remain a director. Thus, please explain why he is a nominee. Does he intend to resign and then be elected in the special meeting?
My election would take place as it would at an annual meeting, which means that my current term as a director would come to an end at the meeting, and I would succeed myself, to serve until the next annual meeting. The special meeting is being held in lieu of an annual meeting; and actions taken at the special meeting shall have the same effect as if taken at an annual meeting pursuant to Article 1, Section 1.2 of the Bylaws, which reads in pertinent part as follows:
... a special meeting may be held in lieu of an annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these bylaws to the annual meeting of the stockholders shall be deemed to refer to such special meeting.
Under the Delaware General Corporation Law and the Bylaws of the Company, directors serve until the next annual meeting and automatically cease to be directors at that meeting if successor directors are elected.
Interests of Nominees. page 6
19. We note that Mr. Brandt was terminated by the Board as chief executive officer in mid April. We further note the reference to “other changes in management” that the nominees may take if elected. Please confirm whether the nominees, if elected, intend to remove the current CEO and replace him with Mr. Brandt. Confirm that all disclosure required by Item 5(b)(1)(xii) has been provided.
All of the disclosure required by Item 5(b)(1)(xii) were provided in the previously filed Revised Proxy Statement and Preliminary Consent Solicitation Statement.
I have been and am currently a director and am busy with my involvement as such. I have no arrangement or understanding with the other participants to replace the current CEO with myself. I anticipate that the Nominees, if elected, would consider minimizing all expenditures of the Company, and a budget may involve termination of some employees and consultants. Replacement of the CEO would be problematic in any case, but especially so in the circumstances, in which Mr. Carpenter’s voluntary or involuntary termination will constitute an “Event of Default” under a $1 million promissory note issued by the Company on June 12, 2009. (Please note the disclosure in connection with your comment #15). I am a proponent of seeking any additional or replacement executive leadership from talent outside the Company if and when it becomes necessary or appropriate.

The following disclosure has been added under the heading “Interests of Nominees” on page 18 of the Revised Proxy Statement and on page 18 of the Revised Consent Solicitation Statement:
The bridge loans made to the Company from March 2009 to the present, including the $250,000 bridge loan made by Leonard Brandt in March 2009, would convert to equity if the Company raises at least $1,500,000 of equity. The price and terms of the equity issued on conversion of the bridge loans would depend on the price and terms of the equity financing. See “CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)” and “CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS.” If Mr. Brandt’s bridge loan converts, Mr. Brandt would receive equity on the same terms as the lead investor in the financing and at a price that is 90% of the per share price paid for securities in the equity financing. Mr. Brandt does believe that raising equity in the minimum amount of $1,500,000 could serve the interests of the Company because it could cause all of the bridge loans to convert and also provide sufficient funds to operate until after the clinical trial results are announced, and he also believes that raising more than the minimum needed will adversely affect the price and terms of that equity financing and, thus, adversely affect from the Company’s standpoint the terms on which the bridge loans convert.
20. Revise to provide greater specificity regarding the nominees’ intended actions or plans. For example, clarify the amount, if known, of any changes to the current budget and spending plans and the timeframe within which the nominees, if elected, would address all of the issues listed. Clarify whether the nominees have any intention of proposing a liquidation or sale of the company if elected. Specify the steps the nominees have taken, if any, in furtherance of such plans. If no steps have been taken or if there are no concrete plans, revise to clearly state this fact.
The following disclosure has been added at page 18 of the Revised Proxy Statement and at page 11 the Revised Consent Solicitation Statement:
CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)
The incumbent Board is committed to continue spending money for commercializing its technology. Mr. Brandt believes that the stockholders would be better served by eliminating the current spending on commercialization, finishing the clinical trial, publicizing the results, and then raising sufficient money to spend on commercialization. Successful clinical trial results could become a significant milestone that could open the door to more successful commercialization of its technology and more successful fund raising.

A major concern about the incumbent members of the Board, except Leonard Brandt, relates to entrenchment.
The Company cannot dispute that it has never held an annual meeting. The Company’s stockholders had sometimes acted by written consents in lieu of annual stockholder meetings, but not at all since November 2006. The incumbent Board members were never elected by the Company’s stockholders, although, to be perfectly fair to them, some of them, including Leonard Brandt, had been elected by shareholders of a California corporation that is now a subsidiary of the Company. They became directors of the Company in 2007 through a merger transaction. The others directors were subsequently appointed by the directors without a vote of the Company’s stockholders.
An obvious aspect of the incumbent Board’s recent activities has been the Company’s legal fight against holding a special meeting of stockholders. The votes of current stockholders would be diluted if the Company issues more Common Stock, and if the Company places voting stock in the hands of the incumbent Board or other friendly hands, the incumbent Board could effectively perpetuate its control and ignore the will of the present stockholders. The Company did schedule their first and only annual meeting, in September 2009, but additional shares of Common Stock might be issued by the record date for that meeting, presently set at August 27, 2009. Since both Sail Venture Partners and John Pappajohn could purchase (pursuant to their recently signed agreements) virtually all of the securities that the Company might offer, the fact that the Company is raising more money now is very concerning.
Mr. Brandt believes that a large financing could indeed, if the incumbent Board is not replaced, occur before the special meeting can be held, if at all, or before the record date for the annual meeting called by the Company and intended to be held in September 2009.
The Company admitted in its complaint in Delaware that the Company’s next financing is being sought right now.
CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS
The Company recently raised money (a total of $1,200,000 of convertible loans).

Consistent with its present budget, the Company has already completed significant “bridge” financings. The “bridge” loan lenders were Sail Venture Partners and John Pappajohn.
Sail Venture Partners is an affiliate of incumbent Board member David B. Jones.
John Pappajohn has been, as CEO George Carpenter described it to Mr. Brandt, “invited” to join the Board. Also, CEO George Carpenter introduced John Pappajohn to the Company.
Where a corporation deals with an insider, the transaction needs to be fair to the corporation. For that reason, the terms of the transaction should be measured against the terms that could be obtained from third parties.
Mr. Brandt is not uninformed concerning which third parties entered into discussions regarding these transactions or what the third parties, if any, might have offered. However what is evident is that both Sail Venture Partners an John Pappajohn have received a promise from the Company that each will have the right to invest in the Company a cumulative amount of $10,000,000 in any and all equity offerings, along with a promise that the Company will not enter into major corporate transactions without consent from Sail Venture Partners and John Pappajohn.
Outrageously, the management of the Company, in consultation with David B. Jones, Henry T. Harbin and George Carpenter, acting as a special committee formed in April 2009, made these agreements with Sail Venture Partners in May 2009 and John Pappajohn in June 2009 without seeking or obtaining approval of the Company’s Board until after both transactions were completed. On June 18, 2009 these transaction were however ratified by every incumbent member of the Board, except Leonard Brandt. At the meeting, to Mr. Brandt’s knowledge, the Board did not receive or discuss any opinion as to valuation or the fairness of the transactions to the Company and its stockholders from a financial point of view, there was limited discussion about the terms of the agreements and very limited discussion about how the terms were arrived at.

The terms of these transactions with Sail Venture Partners and John Pappajohn include two very problematic provisions:
Rights (but no obligations) to invest $10,000,000 in the Company ($10,000,000 by Sail Venture Partners and $10,000,000 by John Pappajohn) in any future financings or offerings of the Company
Rights of each investor to prohibit the Company from—
Acquiring any assets outside the ordinary course
Selling any assets outside the ordinary course.
Being acquired.
Making matters especially problematic, neither of the provisions is expressly subject to expiration. Neither of the agreements is expressly subject to termination.
Mr. Brandt believes the terms described immediately above are appalling and that they should be renegotiated or challenged through appropriate legal action.
The other terms of the transactions include:
John Pappajohn received seven-year warrants to purchase 3,333,333 shares of Common Stock for $0.30 per share; plus
John Pappajohn received a $1,000,000 promissory note that will, subject to certain conditions, convert into equity at 100% of the price paid by investors in the next equity offering of $1.5 million or more
Sail Venture Partners received seven-year warrants to purchase 100,000 shares at $0.25 per share; plus
Sail Venture Partners received a $200,000 promissory note that will, subject to certain conditions, convert into equity at 85% of the price paid by investors in the next equity offering of $1.5 million or more
The first major financing that was approved by the incumbent Board following the election of George Carpenter to the board in April 2009 was a $200,000 convertible loan from Sail Venture Partners, an affiliate of committee member David B. Jones. One of the provisions in that transaction ensured Sail Venture Partners has an ability to invest up to $10,000,000 in the Company from time to time in any offering the Company makes. Another provision ensured that Sail Venture Partners has an ability to veto any merger or other major transaction. Neither of these provisions has any express expiration, meaning these provisions of the agreement could bind the Company perpetually.

The next major financing that was approved by the Finance Committee was a $1,000,000 convertible loan from John Pappajohn, a person introduced to the Company by George Carpenter. Mr. Carpenter has stated that John Pappajohn had previously financed a company that Mr. Carpenter was involved with. In the recent loan agreement with the Company, Mr. Carpenter himself is ensured that, if he quits or is fired as CEO, an “Event of Default” exists. If an “Event of Default” exists, Mr. Pappajohn could demand to be repaid immediately. One of the other provisions in that transaction ensured John Pappajohn, like Sail Venture Partners, has an ability to invest up to $10,000,000 in the Company from time to time in any offering the Company makes. Another provision ensured that John Pappajohn, like Sail Venture Partners, has an ability to veto any merger or other major transaction. Neither of these provisions has any express expiration, meaning these provisions of the agreement could bind the Company perpetually.
Since March 2009, the Company has raised a total of $1,700,000 as “bridge loans”—a bridge to an even larger financing. All those bridge loans could automatically convert into equity if and when the Company raises at least $1,500,000 more in equity. It is significant that the conversion price in all of the recently-completed financings is tied to the price that the Company obtains in the equity financing of $1.5 million or more. Sail Venture Partners and John Pappajohn will get more equity upon conversion of their bridge loans if the Company sells equity at a lower price. In fairness to them, he same holds true as for Leonard Brandt, who made a bridge loan in March 2009. However, only Sail Venture Partners and John Pappajohn have entered into agreements that ensure each of them the ability to invest as much as $10 million into the Company at whatever price the Company sells equity. The lower the offering price, the more equity that each one’s $10 million could buy.
The Company’s is raising equity before the release of its clinical trial data. If the market’s perception of Company is adversely affected by uncertainty about what the results will show, then the offering price for the Company’s equity would be lowered by that factor. If the uncertainty adversely affects the number of investors who will be interested, then the offering price would be lowered by that factor. Thus, if the clinical trial results are good and the equity offering precedes the release of the results, the bridge loans (which include the loan made by Leonard Brandt) might convert on terms that, while less favorable to the Company, are more favorable to the new investors and bridge loan makers. Also, if the clinical trial results are good and the equity offering precedes the release of the results, both Sail Venture Partners and John Pappajohn would have the contractual right to participate in the offering and might obtain even more equity or better terms for the same number of dollars.
On the other hand, if the clinical trial results are unfavorable, then raising equity before the clinical trial results are released would result in the Company raising equity at higher prices than it otherwise might, subject to the Company’s obligations under the securities laws to disclose all known material information to the investors in connection with the offer or sale of securities.

The Company admitted in its complaint in Delaware that the Company’s next financing is being sought right now.
In light of the conflict of interests that has arisen by virtue of the financial arrangements created in May and June 2009, and in light of the Company’s track record of negotiating and evaluating these transactions without independent oversight, Mr. Brandt lacks confidence that the Company’s anticipated financing will be on terms that are favorable, or fair, to the Company and its stockholders. Therefore Mr. Brandt recommends that you vote/consent FOR the Nominees named herein.
THE NOMINEES’ INTENTIONS AND PRESENT PLANS
Mr. Brandt is a proponent of reducing the Company’s budget for the remainder of calendar year 2009 until at least the public announcement, anticipated in November 2009, of the results of Company’s multi-site study of the effectiveness of the Company’s patented rEEG technology.
Mr. Brandt believes that spending for commercialization of the Company’s technology, and the financing needed for that spending, is premature before the clinical study’s results are known publicly and can be fully appreciated by the investors who provide the financing.
The study concerns evaluating the effectiveness of rEEG in guiding selection of medications for test subjects with treatment-resistant depression. During that initial period, the budget would devote resources primarily to the completion of the Company’s clinical trial followed by publicity and communication of the clinical trial’s results. Accordingly, spending for marketing and other activities would be reduced. Mr. Brandt anticipates that the Nominees, if elected, would consider minimizing all expenditures of the Company, and the budget may involve termination of some employees and consultants, particularly those engaged in commercialization.
The larger the budget, the more financing that the Company would immediately need. Conversely, the smaller the budget, the less financing that the Company would immediately need. Before releasing the results of the clinical trial, raising a smaller amount of capital, only as necessary to meet immediate needs of the Company’s reduced budget, Mr. Brandt believes is in the stockholders’ best interests.
Mr. Brandt believes it is clearly in the stockholder’s best interest only after announcement and publicity of the multi-site treatment-resistant depression trial, currently anticipated to begin in November, to raise the amount of capital necessary or appropriate to advance commercialization of rEEG.

Mr. Brandt is also mindful of the onerous terms of the financing transactions completed in May 2009 between the Company and Sail Venture Partners and in June 2009 between the Company and John Pappajohn. Mr. Brandt believes that these agreements should be renegotiated. See “ CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)” and “CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS.” If these agreements cannot be renegotiated, then other alternatives include legal action.
Those financings also created about $1,800,000 of “bridge loan” indebtedness for the Company, all of which is currently due or may become due at any time if an Event of Default occurs and payment is then demanded by the holder of the indebtedness. The Company in March 2009 incurred another $500,000 of “bridge loan” indebtedness, so the total due under “bridge loans” has become approximately $1.8 million in total. In the event the Company completes an equity financing of at least $1.5 million, the indebtedness provides for its automatic conversion into equity if the indebtedness remains outstanding. Mr. Brandt anticipates that raising the minimum amount of equity in order to cause the conversion of that indebtedness could be in the best interests of the Company and its stockholders. Possible alternatives include renegotiation or legal action.
To the extent of the discussions that have taken place between Mr. Brandt and each of the other nominees, Mr. Brandt believes it would be fair to describe the Nominees, in general, as being in favor of this plan.
The nominees have no present plans to propose any extraordinary transactions, such as a sale of the Company or any sale or disposition of its assets outside the ordinary course.
Mr. Brandt and the Nominees have not yet arranged for the $1,500,000 of financing in order that the “bridge’ loan obligations may convert into equity. The other ways to address these obligations may include to obtain replacement financing for the Company, to negotiate a modification of the terms, or to bring a legal challenge as to the validity of the transactions or the terms.
The Nominees in general believe that it best serves the interests of the Company and the stockholders to raise as little financing as necessary until after the release of the clinical study’s results.
The nominees intend to consider and address, in a decisive manner, these and all other matters of greatest significance to the Company as promptly as practicable pending or following the election of the nominees.

The statements above are based on present knowledge, beliefs and expectations. The Nominees intend to carefully consider the Company’s circumstances and opportunities at the time if and when the Nominees are elected. Therefore, the foregoing statements are not meant to foreclose the nominees from other possible actions in the faithful discharge their fiduciary obligations to the Company and its stockholders.
21. You must revise to include all the information required pursuant to Schedule 14A, not only the information with respect to your participants. For example, disclosure required by Items 7, 8 and 9 of Schedule 14A has not been provided. Please revise your disclosure accordingly. Further, given the nature of the special meeting being called, reliance on Rule 14a-5(c) would appear to be inappropriate. Accordingly, you must provide the omitted information to security holders. Please advise as to your intent in this regard.
I believe that I will not need to provide the information you mentioned, for the reasons stated below. Accordingly, I have not relied on Rule 14a-5(c), and I am not proposing that I would rely upon Rule 14a-5(c) whatsoever.
To the extent the comment concerns Item 7, it seems appropriate that the disclosure is with respect only as to the nominees of the participants. “Item 7. Directors and executive officers,” reads in material part as follows: “If action is to be taken with respect to the election of directors, furnish the following information in tabular form to the extent practicable. If, however, the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation.”
To the extent the comment concerns Item 8, it seems appropriate that the disclosure is with respect only as to the nominees of the participants and the associates of those nominees. “Item 8. Compensation of directors and executive officers,” reads in material part as follows:
Furnish the information required by Item 402 of Regulation S-K (§229.402 of this chapter) and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K (§229.407(e)(4) and (e)(5) of this chapter) if action is to be taken with regard to:
(a) The election of directors;
(b) Any bonus, profit sharing or other compensation plan, contract or arrangement in which any director, nominee for election as a director, or executive officer of the registrant will participate;
(c) Any pension or retirement plan in which any such person will participate; or

(d) The granting or extension to any such person of any options, warrants or rights to purchase any securities, other than warrants or rights issued to security holders as such, on a pro rata basis.
However, if the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation and associates of such nominees.
To the extent that the comment relates to Item 9, it seems appropriate to omit the disclosure. “Item 9. Independent public accountants,” reads in material part as follows: “If the solicitation is made on behalf of the registrant and relates to: (1) The annual (or special meeting in lieu of annual) meeting of security holders at which directors are to be elected, or a solicitation of consents or authorizations in lieu of such meeting or (2) the election, approval or ratification of the registrant’s accountant, furnish the following information describing the registrant’s relationship with its independent public accountant:....”
Change in Control Provisions, page 11
22. Revise this section to explain whether the removal of the current directors and the election of your nominees would trigger change of control provisions in any employment, lending or customer agreement or trigger any payment obligation by the company and the circumstances that would lead to such payments being due, besides the change of control (i.e., for employment agreements a termination of the subject employee without cause within a specified period of time after the change of control). Also quantify the payments due assuming the occurrence of the necessary facts at the same time as the change of control occurs.
The following disclosure was added at page 31 of the Revised Proxy Statement and page 22 of the Revised Consent Solicitation Statement”
Effect of Election of Nominees under Change of Control Provisions
The following paragraphs describe the effects of electing the Nominees and replacing the incumbent Board under the existing agreements of the Company that are known to the participants in this solicitation.
2006 Stock Incentive Plan
The removal of current directors and the election of the Nominees would permit the Company to accelerate the vesting of any or all unvested options or shares of restricted stock then outstanding under the Company’s 2006 Stock Incentive Plan, Accelerated vesting would make unvested options exercisable prior to their normal vesting dates and would make restrictions lapse as to restricted stock grants prior to their normal vesting dates.

The 2006 Stock Incentive Plan states that any options or restricted stock granted under that plan may contain a change of control provision at the time of its grant or the Company may also choose to accelerate vesting of some or all of the unvested options or restricted shares upon a change of control, even if those options did not, when originally granted, contain a change of control provision.
According to the Company’s most recent Form 10-K, “As of September 30, 2008, there were 8,964,567 options and 183,937 restricted shares outstanding under the 2006 Plan and 498,739 shares available for issuance of awards.” The Form 10-K did not provide, and Mr. Brandt does not have any reliable information concerning, the what portion of total number of options and stock grants is unvested. Therefore, the total number of options and restricted stock grants that could vest, by action of the incumbent Board or otherwise, upon the election of the Nominees is unknown to Mr. Brandt.
Based on information provided by the Company in its Form 10-K filed on January 13, 2009, the following named executive officers and non-employee directors hold options that are unvested. Unvested options could become exercisable upon a change of control.

		Exercise Price	Option Expiration
Name	Unexercisable	($)	Date
Leonard Brandt	125,108	$1.20	August 8, 2012
	201,373	$1.09	August 8, 2017
George Carpenter	252,801	$0.89	October 1, 2017
	292,205	$0.89	October 1, 2017
Daniel Hoffman	373,106	$1.09	August 8, 2017
Henry Harbin	5,000	$0.80	December 19, 2017
Brian McDonald	74,619	$1.09	August 8, 2017
William E. Bunney, Jr., M.D.	10,000	$0.96	April 16, 2018
TOTALS:	1,334,212
Mr. Brandt is not presently aware of any automatic vesting provision in the options held by him or in any of the other option agreements, although the Board can accelerate any or all these unvested options in its discretion in connection with a change of control.
The Form 10-K did not provide similar information concerning unvested restricted shares and Mr. Brandt does not otherwise have information as to the portion of those that are unvested. Mr. Brandt does not hold any restricted shares, whether vested or unvested, issued as a restricted stock grant under the 2006 Stock Incentive Plan.

Form of Proxy
23. Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).
Thank you, for your comment, and this correction has been made on the proxy card in the Revised Proxy Statement and on the consent card of the Revised Consent Solicitation Statement (see response to comment #31)and reads as follows:
PRELIMINARY COPY
24. We note on the card that proxy holders are authorized to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
I am not required to identify or nominate substitute nominees in order to comply with a Company advance notice bylaw. I hereby confirm that, should I, as the holder of proxies, or my substitute, lawfully identify or nominate substitute nominees before the meeting, I will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.
Preliminary Consent Solicitation on Schedule 14A
Cover Page
25. The cover page of Schedule 14A notes that the filing is Amendment No. 1. Based on the record of filings to date however, the current filing appears to be the initial filing. Please advise.
Thank you for your comment. The Preliminary Consent Solicitation Statement filed on July 1, 2009, which was the initial filing, was incorrect on the cover page, although it was filed as Form Type PREN14A, correctly indicating in that regard that it was an initial filing. The cover page of the Revised Consent Solicitation Statement filed herewith correctly indicates that this filing is Amendment No. 1.

Consent Required for Approval; Effect of Abstentions and Votes Against, page 2
26. Further to our previous comment, please clarify the consequences to shareholders in the event proposals 1 and 3 do not receive the requisite majority vote. Similarly, revise to clarify the consequences to the Board if proposal 1 receives majority support but proposal 3 does not pass. For example, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees.
The following disclosure was added to page 2 of the Revised Consent Solicitation Statement to clarify the consequences if Proposal 1 does not receive the requisite consent:
In the event that Proposal 1 is not approved, then consent to Proposal 2 to elect the nominees shall be of no force or effect because directors cannot be elected by written consent under the Delaware corporation law unless there are vacant seats on the Board. Unless the incumbent directors are removed pursuant to approval of Proposal 1, there would be no vacancies on the Board.
Please note that the additional disclosures as described in response to your comments #16 and #17 immediately follow and elaborate on the disclosure in the paragraph immediately above.

27. Revise to disclose the cut-off date for the submission of consents and/or how you intend to notify security holders of when the solicitation will expire. In addition, please revise the document to indicate when the consents expire. Finally, please indicate how you intend to notify security holders of the results of the solicitation.
The following disclosure has been added at page 1 of the Revised Consent Solicitation Statement:
The consents of stockholders expire unless the Company receives consents signed by holders of a majority of the outstanding stock within sixty (60) days after the first-dated consent. The first-dated consent will be dated on the date that this Consent Solicitation Statement is filed in definitive form.
Thus the consent solicitation period will expire upon the earlier to occur of (i) delivery to the Company of consents of holders of a majority of the outstanding Common Stock or (ii) the sixty-first calendar day after this Consent Solicitation Statement is filed in definitive form with the Securities and Exchange Commission.
The Company will give notice to stockholders if Proposals 1 or 2 are approved. The Delaware General Corporation Law and the Company’s Bylaws require the Company to give notice of the adoption of any action by written consent to all stockholders who do not give consents. Rule 14c-1 et seq. under the Securities Exchange Act of 1934 also requires the Company to give notice to stockholders in the form of an Information Statement prescribed by Schedule 14C unless the Company solicits consents from all the stockholders. The stockholders entitled to such notice are the stockholders as of the time written consents of the holders of a majority of the outstanding Common Stock shall have been delivered to the Company.
Notice is not required to be sent to stockholders upon the expiration of the consent solicitation period by lapse of time if no Proposal is approved. This may constitute your only notice of the expiration of the consent solicitation period on the 61st calendar day after this consent solicitation statement is filed in definitive form.
The Delaware General Corporation Law in Section 228(e) provides that “Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders or members who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders or members to take the action were delivered to the corporation as provided in subsection (c) of this section. ”
The Company’s Bylaws, in Article 1, Section 1.10, provide that “prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.”
Rule 14c-1 under the Securities Exchange Act requires a registrant to furnish an Information Statement on Schedule 14C.

Concerning notice to security holders of the results of the solicitation, in the event that the solicitation is successful, I intend to cause the Company to give all notices required by the foregoing provisions.
None of the foregoing provisions requires notice to be given if and when solicitations of written consents expires and is unsuccessful. Please advise me if you are aware of such a requirement, in which case I shall happily comply and reflect that requirement in the final paragraph of the disclosure set forth above.
28. We note your reference to the number of consents required to effect your proposals under the provisions of Delaware General Corporation Law. Disclose the requirements under the company’s bylaws, unless they are silent in this respect.
Both the Delaware General Corporation Law in Section 228(a) and the Company’s Bylaws in Article 1, Section 1.10, provide in identical terms that “any action required or permitted at any annual or special meeting of stockholders of the corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary or take such action at a meeting at which all shares entitled to vote on such action were present and voted.” Therefore, the disclosure of consents required in the Revised Consent Solicitation Statement on page 1 now mentions both the Delaware General Corporation Law and the Company’s Bylaws.
Proposal 1, page 3
29. Please disclose whether the proposal to remove the current directors is for the removal of all or none, or whether it is to remove up to five directors. If you intend to seek removal of up to five directors, then please reflect this in your consent card and disclose in proposal 2 the order in which your nominees will be elected to the board in the event less than all of the directors subject to removal pursuant to proposal 1 are removed. If you include the removal proposal in your proxy solicitation, please make corresponding revisions, as necessary.
Proposal 1 is for the removal of all or none of the incumbent directors other than myself as of the date that the written consent takes effect. Accordingly, on page 4 of the Revised Consent Solicitation Statement the following disclosure has been added:
The effect of a consent card FOR this proposal would be to remove all of the incumbent directors other than Mr. Brandt and to create vacancies on the Board that can be filled by approval of Proposal 2. The removal of directors will take effect on the date that written consents of holders of a majority of the outstanding Common Stock are delivered to the Company. Thus, all incumbent directors, other than Leonard Brandt, as of that time would be removed.
The effect of a consent card AGAINST this proposal would be to remove none of the incumbent directors.

The effect of a consent card marked ABSTAIN or a non-vote of any kind would have the same effect as a consent card AGAINST, to remove none of the incumbent directors.
If Proposal 1 is not approved, then Proposal 2 (the election of Nominees by written consent) will have no force or effect.
Proposal 2, page 8
30. You appear to have erroneously numbered this proposal 2 instead of 3. Please revise.
Thank you, for your comment, and this proposal has been eliminated from the Revised Consent Solicitation Statement and reads as follows:
PROPOSAL 3
TO AMEND ARTICLE 2, SECTION 2.2 OF THE COMPANY’S
BYLAWS TO AUTHORIZE SEVEN (7) DIRECTORS
Form of Consent
31. Please revise to indicate that the form of consent is a preliminary copy. Refer to Rule 14a-6(e)(1).
Thank you, for your comment, and this correction has been made on the proxy card in the Revised Proxy Statement (see response to comment #23) and on the consent card of the Revised Consent Solicitation Statement and reads as follows:
PRELIMINARY COPY
Thank you once again for all of your comments, which were very helpful and are appreciated.
Sincerely,
/s/ LEONARD J. BRANDT
Leonard J. Brandt

The undersigned, Leonard J. Brandt, filer of the Revised Preliminary Proxy Statement on Schedule 14A filed July 1, 2009 and the Preliminary Consent Solicitation Statement on Schedule 14A filed July 1, 2009 hereby acknowledges that—
the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ LEONARD J. BRANDT
Leonard J. Brandt